Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
CONNECTED TRANSACTION
ACQUISITION OF RIGHTS UNDER PRODUCT SHARING
CONTRACT
Financial Advisor to PetroChina Company Limited

The Company and all Board members warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

Summary of important contents:
•	Particulars of Transaction

On 27 and 28 August 2009, the Board considered and approved the Contractual Rights Transfer Agreement entered into between Beijing Amu Darya Company, a subsidiary of the Company, and CNPCI, a subsidiary of CNPC, pursuant to which the Company has agreed to acquire from CNPCI the contractual rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan, and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the same. Upon completion of the Acquisition, Beijing Amu Darya Company will pay the consideration in the sum of USD1,186.52 million (approximately RMB8,106.63 million), of which Beijing Amu Darya Company will pay USD350.52 million in cash to CNPCI, and take up bank loans amounting to USD836.00 million owed by CNPCI in the course of performing its obligations under the Product Sharing Contract. The consideration is determined by reference to the valuation results and will be adjusted by reference to the final valuation results filed with the State-owned Assets Supervision and Administration Commission and the change in value of the net asset in connection with this Acquisition for the period from the valuation date to the completion date.

•	Reasons for the Acquisition and Benefits to the Company
1.	The area where the Amu Darya Project is situate is an area rich of oil and gas resources in Turkmenistan. The potential development of this area will be enormous due to its high level of prospective reserves and low level of exploration and development. The Acquisition will help build up a new platform in that region for the Company, thereby benefiting the business development of the Company. The Acquisition will also facilitate the internationalization of the Company and enhance the Company’s global competitiveness.

2.	As the Amu Darya Project is a major source of gas for the Trans-Asia Gas Pipeline, the Acquisition will bring about significant synergy to the transmission and sales business of the existing Trans-Asia Gas Pipeline and the second West-East Gas Pipeline, and facilitate integration of the production, transmission and sales business. The Acquisition will enhance the integration of the production, transmission and marketing operations.

3.	The Acquisition will also enhance the overseas natural gas production scale and profitability of the Company, and maximize the long term value of the shareholders.
•	Other issues to be considered by investors
1.	Pursuant to the requirements of the applicable laws and regulations, the completion of the Acquisition is subject to the approvals of the governments, regulatory bodies or agencies of the People’s Republic of China and the Republic of Turkmenistan.

2.	The completion of the Acquisition is also subject to the satisfaction of other conditions precedent set out in the Contractual Rights Transfer Agreement.

1.	SUMMARY OF THE CONNECTED TRANSACTION
(A)	The Acquisition

On 27 and 28 August 2009, the Board considered and approved the Contractual Rights Transfer Agreement entered into between Beijing Amu Darya Company and CNPCI, a subsidiary of CNPC, pursuant to which Beijing Amu Darya Company has agreed to acquire from CNPCI the contractual rights under the Product Sharing Contract, and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the same. Upon completion of the Acquisition, Beijing Amu Darya Company will pay the consideration in the sum of USD1,186.52 million (approximately RMB8,106.63 million), of which Beijing Amu Darya Company will pay USD350.52 million in cash to CNPCI, and take up bank loans amounting to USD836.00 million owed by CNPCI in the course of performing its obligations under the Product Sharing Contract. The consideration is determined by reference to the valuation results and will be adjusted by reference to the final valuation results filed with the State-owned Assets Supervision and Administration Commission and the change in the value of the net asset in connection with this Acquisition for the period from the valuation date to the completion date.

(B)	Regulatory requirements under the HKEx Listing Rules and the SSE Listing Rules

As of the date of this announcement, CNPC is the controlling shareholder of the Company. CNPCI is a wholly-owned subsidiary of CNPC. Pursuant to the HKEx Listing Rules and the SSE Listing Rules, both CNPC and CNPCI are connected persons of the Company. The Acquisition hence constitutes a connected transaction of the Company.

Under the HKEx Listing Rules, as the applicable percentage ratios for the Acquisition are more than 0.1% but less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements, and is exempt from the independent shareholders’ approval requirement. Under the SSE Listing Rules, as the consideration for the Acquisition is below 5% of the latest audited net assets of the Company, the Acquisition is only required to be approved by the Board and does not need to be approved at a general meeting of shareholders.

2.	INFORMATION ON CONNECTED PARTIES
(A)	CNPC

CNPC, the controlling shareholder of the Company, is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company (). CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing. CNPCI is a wholly-owned subsidiary of CNPC.

(B)	CNPCI

CNPCI is a limited liability company, the establishment of which was approved by the Ministry of Foreign Trade and Economic Cooperation, by the document (1997) Wai Jing Mao Zheng Hai Han No. 1988, in April 1997. CNPCI is registered in the Cayman Islands with paid up share capital of USD1,300 million. CNPCI centrally manages its investment projects overseas, and is legally responsible, to the extent its own assets, for liabilities in respect of its projects overseas.

(C)	The Company

The Company is a joint stock company incorporated on 5 November 1999 under the PRC Company Law as a result of the restructuring of CNPC. The ADSs, H shares and A shares of the Company are listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively.

The Company is the largest oil and gas producer and seller taking a leading position in the oil and gas industry in the PRC and one of the largest companies in the PRC in terms of revenue and one of the largest oil companies in the world. The Company and its subsidiaries engage in a broad range of petroleum and natural gas related activities including the exploration, development, production and sales of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sales of basic petrochemical products, derivative chemical products and other chemical products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

3.	INFORMATION ON THE INTEREST TO BE ACQUIRED
The Subject Contractual Rights of the Acquisition include the contractual rights under the Product Sharing Contract of the Amu Darya Project and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the Product Sharing Contract.

The Amu Darya Project is an offshore natural gas project cooperation between CNPC and the Government of Turkmenistan on a product sharing basis. On 17 July 2007, CNPCI signed the Product Sharing Contract with Turkmen State Agency for

Management and Use of Hydrocarbon Resources; on 12 September 2007, the Product Sharing Contract was duly registered and came into effect under the law of Turkmenistan. Such contract is specifically operated in Turkmenistan by CNPCI (Turkmenistan) Branch Company (the “Turkmenistan Branch Company”).

The Product Sharing Contract under the Amu Darya Project involves an area of approximately 14,300 square kilometres, which is split into Block A and Block B. Block A covers an area of approximately 1,000 square kilometres and is explored and developed to a greater extent than Block B. There is a separate set of commercial terms for each of Block A and Block B. The term of the contract is 35 years.

It is expected that the Amu Darya Project will commence operation by the end of 2009. Pursuant to the Sales and Purchase Contract of Natural Gas entered into between CNPCI, Turkmen State Agency for Management and Use of Hydrocarbon Resources and PetroChina International Co., Ltd. in June 2009, all the natural gas produced from the blocks will be sold to PetroChina International Co., Ltd. The natural gas sold will be supplied to the PRC via the Trans-Asia Gas Pipeline.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company has audited the financial statements of the Turkmenistan Branch Company for the seven months ended 31 July 2009 prepared under the basis with reference to the Chinese Accounting Standards. As of 31 July 2009, the Turkmenistan Branch Company has audited total assets of RMB8,324.43 million, net assets of RMB7,031.82 million and net loss of RMB85.72 million for the seven months ended 31 July 2009.

As reported in the financial statements prepared by the Turkmenistan Branch Company, for the year ended 31 December 2007, the loss before and after tax of Turkmenistan Branch Company were approximately RMB29.53 million and RMB29.53 million. For the year ended 31 December 2008, the loss before and after tax of Turkmenistan Branch Company were approximately RMB640.94 million and RMB640.94 million.

As of 31 July 2009, the value of the Subject Contractual Rights to be acquired as assessed by China Enterprise Appraisals Co., Ltd. in Beijing was RMB8,106.63 million, using the revenue approach as the main approach. It represents an appreciation of RMB1,074.81 million, or 15.28%, over the book value of the net assets of the Turkmenistan Branch Company as reported in the audited financial statements.

The subject matter of the Acquisition is CNPCI’s contractual rights under the Product Sharing Contract and the relevant assets and liabilities formed in its course of fulfilment of the Product Sharing Contract. The Product Sharing Contract was executed in 2007 between CNPCI and Turkmen State Agency for Management and Use of Hydrocarbon Resources. As a result, from the perspective of CNPCI, there is no historical cost in respect of the subject matter of the Acquisition.

4.	MAJOR TERMS OF THE CONNECTED TRANSACTION AND CONTRACTUAL RIGHTS TRANSFER AGREEMENT
1.	Date:

28 August 2009

2.	Parties:

Seller: CNPCI

Buyer: Beijing Amu Darya Company

3.	Target

Contractual rights under the Product Sharing Contract and the relevant assets and liabilities formed in the course of CNPCI’s fulfilment of the Product Sharing Contract.

4.	Consideration

Upon completion of the Acquisition, Beijing Amu Darya Company will pay the consideration in the sum of USD1,186.52 million (approximately RMB8,106.63 million), of which Beijing Amu Darya Company will pay USD350.52 million in cash to CNPCI, and take up bank loans amounting to USD836.00 million owed by CNPCI in the course of performing its obligations under the Product Sharing Contract. The consideration is determined by reference to the valuation results and will be adjusted by reference to the final valuation results filed with the State-owned Assets Supervision and Administration Commission and the change in the net asset value of the subject assets under the Acquisition for the period from the valuation date to the completion date. The consideration will be satisfied by Beijing Amu Darya Company after all conditions precedent to completion are satisfied.

5.	Conditions Precedent to completion of the Acquisition

Completion of the Acquisition is subject to the satisfaction of the following conditions precedent:
(a)	parties to the agreement having approved the Acquisition in accordance with all the necessary internal procedures;

(b)	parties having confirmed the valuation report as the basis to determine the consideration, and having filed the same with the State-owned Assets Supervision and Administration Commission;

(c)	the Contractual Rights Transfer Agreement and this Acquisition having obtained all the necessary approvals or consents from domestic and foreign governmental authorities or third parties;

(d)	there being an institution duly established and registered in Turkmenistan by Beijing Amu Darya Company for the operation of the Product Sharing Contract and the institution having obtained a new license from the Turkmen State Agency for Management and Use of Hydrocarbon Resources; and
(e)	the representations, warranties and undertakings given by the parties being accurate as at the completion date.
The parties involved in the Acquisition shall use reasonable endeavours to procure the fulfilment of the conditions precedent on or before 31 December 2009.

5.	REASONS FOR THE ACQUISITION AND BENEFITS TO THE COMPANY

The Board considers the Acquisition to be in line with the development strategies of the Company. In particular, the Board considers that the Acquisition has the following importance:
1.	The area where the Amu Darya Project is situate is an area rich of oil and gas resources in Turkmenistan. The potential development of this area will be enormous due to its high level of prospective reserves and low level of exploration and development. The Acquisition will help build up a new platform in that region for the Company, thereby benefiting the business development of the Company. The Acquisition will also facilitate the internationalization of the Company and enhance the Company’s global competitiveness.

2.	As the Amu Darya Project is a major source of gas for the Trans-Asia Gas Pipeline, the Acquisition will bring about significant synergy to the transmission and sales business of the existing Trans-Asia Gas Pipeline and the second West-East Gas Pipeline, and facilitate integration of the production, transmission and sales business. The Acquisition will enhance the integration of the production, transmission and marketing operations.

3.	The Acquisition will also enhance the overseas natural gas production scale and profitability of the Company, and maximize the long term value of the shareholders.
The Board (including the independent non-executive directors) considers that the terms of the Contractual Rights Transfer Agreement are on normal commercial terms and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

6.	BOARD APPROVAL AND THE INDEPENDENT NON-EXECUTIVE DIRECTORS’ OPINION

The 6th meeting of the 4th session of the Board was held on 27 and 28 August 2009. Mr Jiang Jiemin, Chairman of the Company, Mr Zhou Jiping, Vice Chairman of the Company, and Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Liao Yongyuan and Mr Wang Guoliang, directors of the Company, abstained from voting as connected directors due to their positions held in CNPC. The remaining 6 directors of the Company who were entitled to vote at the meeting (including the independent non-executive directors) reviewed and considered the proposed resolution and resolved in favour of the resolution approving the Acquisition unanimously.
The independent non-executive directors of the Company consider that the above-mentioned connected transaction was entered into during the normal and ordinary course of business of the Company, in compliance with all the procedures prescribed in the relevant applicable laws and regulations and the articles of association of the Company, and on normal commercial terms, and the connected transaction is fair and reasonable and in the interests of the Company and its shareholders as a whole.

7.	CONNECTED TRANSACTIONS IN THE PAST

With each of the Transferors being a wholly-owned subsidiary of CNPC, the controlling shareholder of the Company, the following sets out the connected transactions between the Company and CNPC (including its subsidiaries) in the past two accounting years:
(i)	Continuing connected transactions

Continuing connected transactions with CNPC for 2007 and 2008
		In RMB million
Transactions	2007	2008
Income from provision of services and goods sold to CNPC	31,325	46,645
Services provided by CNPC:
Fee for construction and technical services
— exploration and development services	61,110	59,451
— other construction and technical services	37,063	64,742
Fee for production services	35,958	65,471
Fee for social services	2,229	2,440
Fee for ancillary services	2,635	2,587
Interest income	159	114
Interest expenses	1,377	1,640
Rental expenses	2,292	2,376
Commissions and other expenses	3,573	4,926

Note:	For details, please refer to the 2008 annual report of the Company

(ii)	One-off connected transactions

Impact on the Company’s
Counterparty and				financial position and
assets involved	Date	Price	Status	operating results
Disposal to CNPC of 70% equity interest in China National United Oil Corporation	18 March 2007	RMB1.01 billion	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Acquisition from CNPC of assets under the risk operation service business	23 August 2007	RMB1,652 million	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Capital injection of a total of RMB16 billion into CNPC Exploration and Development Company Limited, jointly made by the Company and China National Oil and Gas Exploration and Development Corporation	27 December 2007	RMB16 billion (each increasing their capital by RMB8 billion)	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Acquisition from CNPC of assets of the Northeast China inspection and maintenance operations	28 April 2008	RMB43.83 million	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company and is advantageous to the future financial position and operating results of the Company.
Acquisition from CNPC of refined products sales assets and business	10 June 2008	RMB1.004 billion	transfer of part of the subject assets pending completion	This connected transaction did not have any impact on the continuity of operation and management stability of the Company.
Acquisition from CNPC of assets under the risk operation service business	19 November 2008	RMB5.306 billion	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company and is advantageous to the future financial position and operating results of the Company.
Acquisition from CNPC of Sun World Limited, thereby holding an indirect interest in CNPC (Hong Kong) Limited	18 December 2008	RMB6.693 billion	completed	This connected transaction did not have any impact on the continuity of operation and management stability of the Company and is advantageous to the future financial position and operating results of the Company.

Note:	The above were the significant one-off connected transactions between the Company and CNPC (including its subsidiaries) in 2007 and 2008. For details of these transactions, please refer to the preliminary reports as published by the Company on the websites of the relevant stock exchanges.

8.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the Company’s legal address:
(i)	the resolution of the 6th meeting of the 4th session of the Board;

(ii)	the independent non-executive directors’ opinion;

(iii)	the Contractual Rights Transfer Agreement; and

(iv)	relevant auditors’ report and valuation report.

9.	DEFINITION
In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“Beijing Amu Darya Company”	(PetroChina Amu Darya Natural Gas Exploration and Development (Beijing) Company Limited*), a company incorporated under the laws of the PRC and a wholly-owned subsidiary of the Company

“CNPCI”	CNPC International Ltd., a company incorporated in the Cayman Islands and a wholly-owned subsidiary of CNPC

“CNPC”	China National Petroleum Corporation (), a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Shanghai Stock Exchange and main board of The Stock Exchange of Hong Kong Limited with American depository shares listed on the New York Stock Exchange, including its branch companies and subsidiaries

“Product Sharing Contract”	the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan

“Contractual Rights Transfer Agreement”	the Agreement to Transfer the Rights under the Production Sharing Contract on the Bagtyiarlyk area at Amu Darya Right Bank in Turkmenistan

“Acquisition”	the Company’s acquisition, through Beijing Amu Darya Company, of the contractual rights under the Product Sharing Contract and the relevant assets and liability formed in the course of CNPCI’s fulfilment of the Product Sharing Contract from CNPCI

“Subject Contractual Rights”	the contractual rights under the Product Sharing Contract and the relevant assets and liability formed in the course of CNPCI’s fulfilment of the Product Sharing Contract

“Amu Darya Project”	the overseas natural gas exploration and exploitation project pursuant to the Product Sharing Contract between CNPCI and the Turkmen State Agency for Management and Use of Hydrocarbon Resources

“SSE Listing Rules”	the listing rules of the Shanghai Stock Exchange

“HKEx Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China, which for the purpose of this announcement only, does not include the Hong Kong and Macau Special Administrative Regions and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
28 August 2009
Beijing, the PRC
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.

*	For identification purpose only
In this announcement, USD has been translated into RMB at the rate close to the date of the Contractual Rights Transfer Agreement of USD1=RMB6.83 for reference purpose only.

Appendix
Principal Assumptions in the Valuation Report
The valuation referred to in the announcement is based on the following principal assumptions:
1.	That the Amu Darya Project is and will be a going concern.

2.	That the current and future management of the Amu Darya Project is and will be responsible and are capable of promoting the development plans in a stable manner.

3.	That there will be no material changes on the accounting policies and audit methodology of the Amu Darya Project.

4.	That inflation has not been taken into account in deciding on the parameters adopted in arriving at the appraised value.

5.	That there will be no material changes on the laws, regulations and fundamental policies in relation to the industry in the PRC and the jurisdictions in which the resources situate, and that there will be no material changes in the macro-economy (save those already known); that there are no material changes in the political, economic and social environment in the area where the Amu Darya Project situate (save those already known).

6.	That there will be no material changes on interest rates of the central banks, exchange rates and tax policies (save those already known).

7.	That there are and will be no material adverse effects due to unforeseeable factors or force majeure.

8.	That the forecast on the future revenues of the Amu Darya Project is and will be consistent with its general development strategies, the development trend of the industry and the relevant governmental policies on the industry.

9.	That the parameters and pricing standards involved in the value appraisal are based on the market situation as of the Valuation Date, and that there are and will not be adjustments to the operating strategies and plans of the appraised enterprise arising from changes in the market which are due to government macro-economic policies or other reasons.

10.	That save as mentioned in the valuation report, the Amu Darya Project has complied with all relevant laws and regulations of the PRC and the jurisdictions in which the resources situate.